15047315

tj 3/6/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8- 36625 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Bank Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6200 Dutchman's Lane, Suite 305
(No. and Street)

| Louisville | Kentucky | 40205 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher L. Hargrove — 502-451-6633 ext. 218 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy Chilton Medley LLP
(Name – *if individual, state last, first, middle name*)

| 462 South Sourth Street | Louisville | Kentucky | 40202 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





03 3/9/15

# OATH OR AFFIRMATION

I, Christopher L. Hargrove, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Bank Services, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Subscribed and sworn to before me, in my presence, this 19th day of February, 2015.

Signature

President & CEO

Title

Notary Public

Notary Expires 5/8/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Investment Bank Services, Inc.**
**(a wholly-owned subsidiary of**
**Professional Bank Services, Inc.)**

**Financial Statements**

**Years Ended December 31, 2014 and 2013**

MCM
CPAs & ADVISORS

**Investment Bank Services, Inc.**
**(a wholly-owned subsidiary of**
**Professional Bank Services, Inc.)**

**Financial Statements**

**Years Ended December 31, 2014 and 2013**

**Investment Bank Services, Inc.**

Table of Contents
December 31, 2014 and 2013

MCM
CPAs & ADVISORS

## Report of Independent Registered Public Accounting Firm

To the Board of Directors
**Investment Bank Services, Inc.**

### Report on the Financial Statements

We have audited the accompanying financial statements of Investment Bank Services, Inc. (a Kentucky corporation and wholly-owned subsidiary of Professional Bank Services, Inc.) ("the Company"), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Investment Bank Services, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Report of Independent Registered Public Accounting Firm (Continued)**

The supplementary information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Investment Bank Services, Inc.'s financial statements. The supplemental information is the responsibility of Investment Bank Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 4, 2015

**Investment Bank Services, Inc.**
**Statements of Financial Condition**
**December 31, 2014 and 2013**

| | 2014 | 2013 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 31,019 | $ 29,142 |
| Prepaid expenses | 338 | 475 |
| Total Assets | $ 31,357 | $ 29,617 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities | $ - | $ - |
| Commitments and Contingencies | | |
| Stockholder's Equity | | |
| Common stock, $.01 par value, 100 shares authorized, issued and outstanding | 1 | 1 |
| Additional paid-in capital | 55,999 | 55,999 |
| Accumulated deficit | (24,643) | (26,383) |
| | 31,357 | 29,617 |
| Total Liabilities and Stockholder's Equity | $ 31,357 | $ 29,617 |

See accompanying notes.

**Investment Bank Services, Inc.**
**Statements of Operations**
**Years Ended December 31, 2014 and 2013**

| | 2014 | 2013 |
|---|---|---|
| Revenues | $ 1,095,261 | $ 643,979 |
| Expenses | | |
| Consultant fees to related party | 229,965 | 41,000 |
| Consultant fees | 849,276 | 591,841 |
| Accounting fees | 9,015 | 5,500 |
| Filing fees | 3,641 | 4,879 |
| Insurance | 587 | 633 |
| Taxes and licenses | 1,236 | 1,600 |
| | 1,093,720 | 645,453 |
| Income (Loss) from Operations | 1,541 | (1,474) |
| Interest Income | 199 | 141 |
| Net Income (Loss) | $ 1,740 | $ (1,333) |

See accompanying notes.

**Investment Bank Services, Inc.**
**Statements of Stockholder's Equity**
**Years Ended December 31, 2014 and 2013**

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | Number of Shares | Amount | Additional Paid- in Capital | Accumulated Deficit | Total |
| Balance at December 31, 2012 | 100 | $ 1 | $ 55,999 | $ (25,050) | $ 30,950 |
| Net loss | - | - | - | (1,333) | (1,333) |
| Balance at December 31, 2013 | 100 | 1 | 55,999 | (26,383) | 29,617 |
| Net income | - | - | - | 1,740 | 1,740 |
| Balance at December 31, 2014 | 100 | $ 1 | $ 55,999 | $ (24,643) | $ 31,357 |

See accompanying notes.

**Investment Bank Services, Inc.**
**Statements of Cash Flows**
**Years Ended December 31, 2014 and 2013**

| | 2014 | 2013 |
|---|---|---|
| Cash Flows from Operating Activities | | |
| Net Income (Loss) | $ 1,740 | $ (1,333) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Changes in: | | |
| Prepaid expenses | 137 | - |
| Net Cash Provided by (Used in) Operating Activities | 1,877 | (1,333) |
| Increase (Decrease) in Cash and Cash Equivalents | 1,877 | (1,333) |
| Cash and Cash Equivalents at the Beginning of the Year | 29,142 | 30,475 |
| Cash and Cash Equivalents at the End of the Year | $ 31,019 | $ 29,142 |

See accompanying notes.

**Investment Bank Services, Inc.**
**Notes to Financial Statements**
**December 31, 2014 and 2013**

**Note A - Nature of Organization and Operations**

Investment Bank Services, Inc. ("the Company"), a Kentucky S-corporation located in Louisville, Kentucky, is a wholly-owned subsidiary of Professional Bank Services, Inc. ("the Parent Company"). The Company is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulatory Authority. The Company is primarily engaged in providing advice regarding the purchase and sale of financial institutions to investors, assisting thrift institutions in converting from a mutual to a stock form of ownership, and assisting financial institutions in raising new capital for multiple purposes. The financial statements include only the activity of the Company.

**Note B - Summary of Significant Accounting Policies**

1. <u>Basis of Accounting</u>: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative GAAP.

2. <u>Accounting Estimates</u>: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. <u>Subsequent Events</u>: Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

4. <u>Cash and Cash Equivalents</u>: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

5. <u>Revenue and Cost Recognition</u>: Revenue associated with the sale or conversion of financial institutions is recognized as services are performed and earned per the contract. The contract generally requires an upfront non-refundable retainer, a payment when the definitive agreement is signed and the balance due upon closing. Expenses associated with service activities, such as consultant fees (see Notes C and F), are recognized concurrently with the revenues.

   Revenue from consulting is generally recognized when the related service has been performed by the Company.

6. <u>Income Taxes</u>: The Company's parent, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability or benefit for income taxes has been included in the accompanying financial statements.

   The Company recognizes uncertain income tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements. The Company's 2011 – 2014 tax years remain open and subject to examination

**Note C - Related Party Transactions**

The Company and its parent, Professional Bank Services, Inc., engage in various related party transactions in the normal course of business. Many of the customers of the Company are also customers of the Parent Company. The distinction lies in the nature of the services provided by the Company and the Parent Company. The Parent Company generally provides on-going consulting and professional services to these customers, while the Company is involved primarily in negotiating merger and acquisition agreements, providing advice regarding the purchase or sale of financial institutions, and raising new capital.

The Company has no employees of its own, but often contracts with the Parent Company under a consultant arrangement to provide the resources to staff its engagement needs. The consulting fees are judgmentally established by the Parent Company. Consultant fee expense to the Parent Company under this arrangement was $229,965 and $41,000 during the years ended December 31, 2014 and 2013, respectively.

The Parent Company provides general administrative and related services to the Company with no allocation of costs.

**Note D - Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum "net capital," as defined by the rule. At December 31, 2014 and 2013, the Company has net capital, as defined, of $31,019 and $29,142, respectively, which is in excess of the minimum requirement for the Company of $5,000.

**Note E - Concentrations of Risk**

One engagement represented 68% of total revenues for the year ended December 31, 2014. Two engagements represented 98% of total revenues for the year ended December 31, 2013.

Additionally, the Company is dependent on the Parent Company for administrative support and staffing for engagements.

**Note F - Consulting Agreement**

The Company has an agreement with an unrelated party to provide services to the Company in connection with financial institution transactions. The agreement is cancellable with thirty days written notice, and payments are due upon collection of fees by the Company. Consultant fee expenses under this agreement were $849,276 and $591,841, during the years ended December 31, 2014 and 2013, respectively.

**Supplementary Information**

**Investment Bank Services, Inc.**
**Schedule 1 - Schedule of Computation of Net Capital Under Rule 15c3-1**
**of the Securities and Exchange Commission**
**Years Ended December 31, 2014 and 2013**

| | 2014 | 2013 |
|---|---|---|
| Net Capital | | |
| Total Stockholder's Equity | $ 31,357 | $ 29,617 |
| Non-Allowable Assets | | |
| Prepaid expenses | (338) | (475) |
| Net Capital | $ 31,019 | $ 29,142 |

There are no differences between net capital as reported above for the years ended December 31, 2014 and 2013, and those amounts included on the Company's computation included in Part IIA of Form X-17A-5, as of December 31, 2014 and 2013.

The Company claimed an exemption from Rule 15c3-3 under Section (k)(1) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, or Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3.

See independent auditor's report.

CPAs & ADVISORS

**Report of Independent Registered Public Accounting Firm - Exemption Report Review**

To the Board of Directors
**Investment Bank Services, Inc.**

We have reviewed management's statements, included in the accompanying Investment Bank Services, Inc. Exemption Report, in which (1) Investment Bank Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: 17 C.F.R. §15c3-3(k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment Bank Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 4, 2015



Kentucky
Indiana
Ohio

Mountjoy Chilton Medley LLP
P 502.749.1900 | F 502.749.1930
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
www.mcmcpa.com | 888.587.1719
An Independent Member of Baker Tilly International

**Investment Bank Services, Inc. Exemption Report**

Investment Bank Services, Inc.
6200 Dutchman's Lane
Suite 305
Louisville, Kentucky 40205

SEC File No.:8-36625
CRD No.:18490

Fiscal Year Ended December 31, 2014

In accordance with Rule 17a-5(d)(4), we confirm, to the best of our knowledge and belief, that:

1. We are exempt from §240.15c3-3 under the provisions of §240.15c3-3(k)(1);
2. We met the exemption provisions in §240.15c3-3(k)(1) throughout the period from January 1, 2014 through December 31, 2014, without exception.

Christopher L. Hargrove
President



***Expert guidance, beyond the bottom line.***

CPAs & ADVISORS

**Independent Accountant's Agreed-Upon Procedures Report On Schedule of Assessment and Payments (Form SIPC-7)**

To the Board of Directors of
**Investment Bank Services, Inc.**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Investment Bank Services, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for Investment Bank Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check copies), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) The procedure to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed was not applicable.

**Kentucky**
**Indiana**
**Ohio**

**Mountjoy Chilton Medley LLP**
P 502.749.1900 I F 502.749.1930
2600 Meidinger Tower I 462 South Fourth Street I Louisville, KY 40202
www.mcmcpa.com I 888.587.1719
An Independent Member of Baker Tilly International

**Independent Accountant's Agreed-Upon Procedures Report**
**On Schedule of Assessment and Payments (Form SIPC-7) (Continued)**

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Louisville, Kentucky
February 23, 2015